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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Micrel, Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59473101
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital Management, LLC.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,690,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,690,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,690,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital (GP), LLC.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,690,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,690,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,690,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Andrew Rechtschaffen.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,690,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,690,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
10,690,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital Offshore Master, L.P.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,107,042

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,107,042

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,107,042

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

This filing serves as a new Schedule 13D with respect to Obrem Capital (QP), L.P.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,583,648

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,583,648

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,583,648

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment vehicles managed by the Reporting Persons.

The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $85,609,849.92.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 12, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (“the Board”) expressing the Reporting Persons' desire to discuss potential alternatives through which the Issuer can create permanent shareholder value. As of the time of this filing, the Reporting Persons are collectively the beneficial owners of 14.9% of the Issuer's issued and outstanding Shares.  The Reporting Persons believe that shares of the Issuer are substantially undervalued and that the Board should explore strategic alternatives, including pursuing the sale of the entire company.   A copy of the letter sent to the Board dated March 12, 2008 was attached as Exhibit C to the Schedule 13D Amendment 1 filed on March 19, 2008.

On March 25, 2008, the Issuer reported that its Board had adopted on March 24, 2008, a limited duration shareholder rights plan, which is commonly referred to as a “Poison Pill” (the “Rights Plan”).  The Reporting Persons are disappointed by the Board’s purported adoption of the Rights Plan, which they do not believe in any way serves to maximize or enhance shareholder value.  In response, and in accordance with the Issuer’s amended and restated bylaws, on March 25, 2008 the Reporting Persons sent a letter to the Issuer requesting that the Issuer call a special meeting of shareholders for the purpose of, among other items, replacing the members of the Issuer’s current Board with the persons set forth in the Reporting Persons’ letter of March 25, 2008.  A copy of the letter sent to the Issuer dated March 25, 2008 is attached as Exhibit C to this Schedule 13D Amendment 3.

In connection with their investment in the Shares of the Issuer, the Reporting Persons may also engage in communications with members of management and additional communications with the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date of this filing, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 10,690,690 Shares or 14.9% of the Shares of the Issuer, based upon the 71,753,339 Shares outstanding as of February 25, 2008, according to the Issuer's most recent Form 10-K.  As of the date of this filing, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 6,107,042 Shares or 8.5% of the Shares of the Issuer. As of the date of this filing, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 4,583,648 Shares or 6.4% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,690,690 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,107,042 Shares. Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,583,648 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 10,690,690 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,107,042 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,583,648 Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 was filed as Exhibit A to the Schedule 13D Amendment 2 filed on March 24, 2008.

B.  A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

C.  A copy of the letter sent by the Reporting Persons to the Issuer on March 25, 2008 is filed herewith as Exhibit C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2008
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Filed as Exhibit A to the Schedule 13D Amendment 2 filed on March 24, 2008.

Exhibit B

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

2/21/2008	Common Stock, no par value	28,290.00	$6.85
2/21/2008	Common Stock, no par value	25,460.00	$6.77
2/21/2008	Common Stock, no par value	5,660.00	$6.80
2/21/2008	Common Stock, no par value	25,460.00	$6.83
2/21/2008	Common Stock, no par value	21,710.00	$6.85
2/21/2008	Common Stock, no par value	19,540.00	$6.77
2/21/2008	Common Stock, no par value	4,340.00	$6.80
2/21/2008	Common Stock, no par value	19,540.00	$6.83
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.73
2/22/2008	Common Stock, no par value	5,660.00	$6.76
2/22/2008	Common Stock, no par value	5,660.00	$6.77
2/22/2008	Common Stock, no par value	8,490.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.70
2/22/2008	Common Stock, no par value	14,140.00	$6.69
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.73
2/22/2008	Common Stock, no par value	4,340.00	$6.76
2/22/2008	Common Stock, no par value	4,340.00	$6.77
2/22/2008	Common Stock, no par value	6,510.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.70
2/22/2008	Common Stock, no par value	10,860.00	$6.69
2/25/2008	Common Stock, no par value	7,410.00	$6.67
2/25/2008	Common Stock, no par value	5,660.00	$6.87
2/25/2008	Common Stock, no par value	5,660.00	$6.86
2/25/2008	Common Stock, no par value	5,660.00	$6.91
2/25/2008	Common Stock, no par value	5,660.00	$6.80
2/25/2008	Common Stock, no par value	5,660.00	$6.77
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.78
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.83
2/25/2008	Common Stock, no par value	14,140.00	$6.93
2/25/2008	Common Stock, no par value	5,660.00	$6.95
2/25/2008	Common Stock, no par value	5,690.00	$6.67
2/25/2008	Common Stock, no par value	4,340.00	$6.87
2/25/2008	Common Stock, no par value	4,340.00	$6.86
2/25/2008	Common Stock, no par value	4,340.00	$6.91
2/25/2008	Common Stock, no par value	4,340.00	$6.80
2/25/2008	Common Stock, no par value	4,340.00	$6.77
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.78
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.83
2/25/2008	Common Stock, no par value	10,860.00	$6.93
2/25/2008	Common Stock, no par value	4,340.00	$6.95
2/26/2008	Common Stock, no par value	5,660.00	$7.03
2/26/2008	Common Stock, no par value	5,660.00	$7.08
2/26/2008	Common Stock, no par value	4,340.00	$7.03
2/26/2008	Common Stock, no par value	4,340.00	$7.08
2/27/2008	Common Stock, no par value	7,580.00	$7.21
2/27/2008	Common Stock, no par value	5,660.00	$7.17
2/27/2008	Common Stock, no par value	5,820.00	$7.21
2/27/2008	Common Stock, no par value	4,340.00	$7.17
2/28/2008	Common Stock, no par value	211,886.00	$7.34
2/28/2008	Common Stock, no par value	56,570.00	$7.34
2/28/2008	Common Stock, no par value	162,630.00	$7.34
2/28/2008	Common Stock, no par value	43,430.00	$7.34
2/29/2008	Common Stock, no par value	131,260.00	$7.36
2/29/2008	Common Stock, no par value	242,390.00	$7.36
2/29/2008	Common Stock, no par value	100,740.00	$7.36
2/29/2008	Common Stock, no par value	186,050.00	$7.36
3/3/2008	Common Stock, no par value	379,366.00	$7.41
3/3/2008	Common Stock, no par value	12,650.00	$7.51
3/3/2008	Common Stock, no par value	283,240.00	$7.41
3/3/2008	Common Stock, no par value	9,450.00	$7.51
3/4/2008	Common Stock, no par value	275,584.00	$7.50
3/4/2008	Common Stock, no par value	84,570.00	$7.50
3/4/2008	Common Stock, no par value	75,460.00	$7.46
3/4/2008	Common Stock, no par value	205,750.00	$7.50
3/4/2008	Common Stock, no par value	63,130.00	$7.50
3/4/2008	Common Stock, no par value	56,340.00	$7.46
3/5/2008	Common Stock, no par value	306,250.00	$7.74
3/5/2008	Common Stock, no par value	109,930.00	$7.72
3/5/2008	Common Stock, no par value	34,350.00	$7.76
3/5/2008	Common Stock, no par value	228,650.00	$7.74
3/5/2008	Common Stock, no par value	82,070.00	$7.72
3/5/2008	Common Stock, no par value	25,650.00	$7.76
3/6/2008	Common Stock, no par value	205,310.00	$7.67
3/6/2008	Common Stock, no par value	82,929.00	$7.65
3/6/2008	Common Stock, no par value	22,900.00	$7.67
3/6/2008	Common Stock, no par value	153,290.00	$7.67
3/6/2008	Common Stock, no par value	61,910.00	$7.65
3/6/2008	Common Stock, no par value	17,100.00	$7.67
3/7/2008	Common Stock, no par value	177,370.00	$7.91
3/7/2008	Common Stock, no par value	97,390.00	$7.89
3/7/2008	Common Stock, no par value	132,430.00	$7.91
3/7/2008	Common Stock, no par value	72,710.00	$7.89
3/10/2008	Common Stock, no par value	224,056.00	$7.86
3/10/2008	Common Stock, no par value	42,940.00	$7.93
3/10/2008	Common Stock, no par value	143,140.00	$7.91
3/10/2008	Common Stock, no par value	167,280.00	$7.86
3/10/2008	Common Stock, no par value	32,060.00	$7.93
3/10/2008	Common Stock, no par value	106,860.00	$7.91
3/11/2008	Common Stock, no par value	101,340.00	$8.02
3/11/2008	Common Stock, no par value	59,142.00	$7.95
3/11/2008	Common Stock, no par value	11,450.00	$7.95
3/11/2008	Common Stock, no par value	199,154.00	$8.01
3/11/2008	Common Stock, no par value	1,218.00	$8.01
3/11/2008	Common Stock, no par value	75,660.00	$8.02
3/11/2008	Common Stock, no par value	44,160.00	$7.95
3/11/2008	Common Stock, no par value	8,550.00	$7.95
3/11/2008	Common Stock, no par value	148,690.00	$8.01
3/11/2008	Common Stock, no par value	938.00	$8.01
3/12/2008	Common Stock, no par value	94,010.00	$8.26
3/12/2008	Common Stock, no par value	70,190.00	$8.26
3/12/2008	Common Stock, no par value	2,860.00	$8.20
3/12/2008	Common Stock, no par value	2,140.00	$8.20
3/12/2008	Common Stock, no par value	110,834.00	$8.29
3/12/2008	Common Stock, no par value	82,740.00	$8.29
3/12/2008	Common Stock, no par value	120,893.00	$8.31
3/12/2008	Common Stock, no par value	90,260.00	$8.31
3/12/2008	Common Stock, no par value	44,200.00	$8.32
3/12/2008	Common Stock, no par value	33,000.00	$8.32
3/13/2008	Common Stock, no par value	168,799.00	$8.25
3/13/2008	Common Stock, no par value	131,201.00	$8.30
3/13/2008	Common Stock, no par value	20,000.00	$8.20
3/14/2008	Common Stock, no par value	275,371.00	$8.40
3/14/2008	Common Stock, no par value	82,800.00	$8.38
3/14/2008	Common Stock, no par value	25,000.00	$8.35
3/17/2008	Common Stock, no par value	71,000.00	$8.49
3/17/2008	Common Stock, no par value	123,300.00	$8.47
3/17/2008	Common Stock, no par value	15,000.00	$8.55
3/18/2008	Common Stock, no par value	74,300.00	$8.61
3/18/2008	Common Stock, no par value	411,400.00	$8.55
3/18/2008	Common Stock, no par value	146,000.00	$8.56
3/18/2008	Common Stock, no par value	20,000	$8.51
3/19/2008	Common Stock, no par value	305,000	$8.79
3/19/2008	Common Stock, no par value	243,334	$8.74
3/19/2008	Common Stock, no par value	332,820	$8.83
3/20/2008	Common Stock, no par value	10,811	$8.71
3/20/2008	Common Stock, no par value	25,000	$8.75
3/20/2008	Common Stock, no par value	25,000	$8.75
3/20/2008	Common Stock, no par value	100,000	$8.75
3/20/2008	Common Stock, no par value	158,800	$8.80
3/20/2008	Common Stock, no par value	25,000	$8.81
3/20/2008	Common Stock, no par value	150,000	$8.83
3/20/2008	Common Stock, no par value	25,000	$8.84
3/20/2008	Common Stock, no par value	50,000	$8.84
3/20/2008	Common Stock, no par value	151,360	$8.85
3/20/2008	Common Stock, no par value	201,940	$8.85
3/20/2008	Common Stock, no par value	181,454	$8.85
3/20/2008	Common Stock, no par value	125,000	$8.86
3/20/2008	Common Stock, no par value	10,000	$8.87
3/20/2008	Common Stock, no par value	32,000	$8.88
3/20/2008	Common Stock, no par value	18,000	$8.96
3/20/2008	Common Stock, no par value	50,000	$8.98
3/24/2008	Common Stock, no par value	2,570	$9.14
3/24/2008	Common Stock, no par value	3,430	$9.14

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
2/21/2008	Common Stock, no par value	28,290.00	$6.85
2/21/2008	Common Stock, no par value	25,460.00	$6.77
2/21/2008	Common Stock, no par value	5,660.00	$6.80
2/21/2008	Common Stock, no par value	25,460.00	$6.83
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.73
2/22/2008	Common Stock, no par value	5,660.00	$6.76
2/22/2008	Common Stock, no par value	5,660.00	$6.77
2/22/2008	Common Stock, no par value	8,490.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.70
2/22/2008	Common Stock, no par value	14,140.00	$6.69
2/25/2008	Common Stock, no par value	7,410.00	$6.67
2/25/2008	Common Stock, no par value	5,660.00	$6.87
2/25/2008	Common Stock, no par value	5,660.00	$6.86
2/25/2008	Common Stock, no par value	5,660.00	$6.91
2/25/2008	Common Stock, no par value	5,660.00	$6.80
2/25/2008	Common Stock, no par value	5,660.00	$6.77
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.78
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.83
2/25/2008	Common Stock, no par value	14,140.00	$6.93
2/25/2008	Common Stock, no par value	5,660.00	$6.95
2/26/2008	Common Stock, no par value	5,660.00	$7.03
2/26/2008	Common Stock, no par value	5,660.00	$7.08
2/27/2008	Common Stock, no par value	7,580.00	$7.21
2/27/2008	Common Stock, no par value	5,660.00	$7.17
2/28/2008	Common Stock, no par value	211,886.00	$7.34
2/28/2008	Common Stock, no par value	56,570.00	$7.34
2/29/2008	Common Stock, no par value	131,260.00	$7.36
2/29/2008	Common Stock, no par value	242,390.00	$7.36
3/3/2008	Common Stock, no par value	379,366.00	$7.41
3/3/2008	Common Stock, no par value	12,650.00	$7.51
3/4/2008	Common Stock, no par value	275,584.00	$7.50
3/4/2008	Common Stock, no par value	84,570.00	$7.50
3/4/2008	Common Stock, no par value	75,460.00	$7.46
3/5/2008	Common Stock, no par value	306,250.00	$7.74
3/5/2008	Common Stock, no par value	109,930.00	$7.72
3/5/2008	Common Stock, no par value	34,350.00	$7.76
3/6/2008	Common Stock, no par value	205,310.00	$7.67
3/6/2008	Common Stock, no par value	82,929.00	$7.65
3/6/2008	Common Stock, no par value	22,900.00	$7.67
3/7/2008	Common Stock, no par value	177,370.00	$7.91
3/7/2008	Common Stock, no par value	97,390.00	$7.89
3/10/2008	Common Stock, no par value	224,056.00	$7.86
3/10/2008	Common Stock, no par value	42,940.00	$7.93
3/10/2008	Common Stock, no par value	143,140.00	$7.91
3/11/2008	Common Stock, no par value	101,340.00	$8.02
3/11/2008	Common Stock, no par value	59,142.00	$7.95
3/11/2008	Common Stock, no par value	11,450.00	$7.95
3/11/2008	Common Stock, no par value	199,154.00	$8.01
3/11/2008	Common Stock, no par value	1,218.00	$8.01
3/12/2008	Common Stock, no par value	94,010.00	$8.26
3/12/2008	Common Stock, no par value	2,860.00	$8.20
3/12/2008	Common Stock, no par value	110,834.00	$8.29
3/12/2008	Common Stock, no par value	120,893.00	$8.31
3/12/2008	Common Stock, no par value	44,200.00	$8.32
3/13/2008	Common Stock, no par value	96,639.00	$8.25
3/13/2008	Common Stock, no par value	75,121.00	$8.30
3/13/2008	Common Stock, no par value	11,450.00	$8.20
3/14/2008	Common Stock, no par value	157,661.00	$840
3/14/2008	Common Stock, no par value	47,410.00	$8.38
3/14/2008	Common Stock, no par value	14,310.00	$8.35
3/17/2008	Common Stock, no par value	40,650.00	$8.49
3/17/2008	Common Stock, no par value	70,590.00	$8.47
3/17/2008	Common Stock, no par value	8,590.00	$8.55
3/18/2008	Common Stock, no par value	42,470.00	$8.61
3/18/2008	Common Stock, no par value	235,140.00	$8.55
3/18/2008	Common Stock, no par value	83,450.00	$8.56
3/18/2008	Common Stock, no par value	11,430	$8.51
3/19/2008	Common Stock, no par value	174,330	$8.79
3/19/2008	Common Stock, no par value	139,084	$8.74
3/19/2008	Common Stock, no par value	190,230	$8.83
3/20/2008	Common Stock, no par value	6,181.00	$8.71
3/20/2008	Common Stock, no par value	14,290.00	$8.75
3/20/2008	Common Stock, no par value	14,290.00	$8.75
3/20/2008	Common Stock, no par value	57,160.00	$8.75
3/20/2008	Common Stock, no par value	90,770.00	$8.80
3/20/2008	Common Stock, no par value	14,290.00	$8.81
3/20/2008	Common Stock, no par value	85,740.00	$8.83
3/20/2008	Common Stock, no par value	14,290.00	$8.84
3/20/2008	Common Stock, no par value	28,580.00	$8.84
3/20/2008	Common Stock, no par value	187,650.00	$8.85
3/20/2008	Common Stock, no par value	14,290.00	$8.85
3/20/2008	Common Stock, no par value	103,704.00	$8.85
3/20/2008	Common Stock, no par value	71,450.00	$8.86
3/20/2008	Common Stock, no par value	5,720.00	$8.87
3/20/2008	Common Stock, no par value	18,290.00	$8.88
3/20/2008	Common Stock, no par value	10,290.00	$8.96
3/20/2008	Common Stock, no par value	28,580.00	$8.98
3/24/2008	Common Stock, no par value	3,430	$9.14

Transactions – Obrem Capital (QP), L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

2/21/2008	Common Stock, no par value	21,710.00	$6.85
2/21/2008	Common Stock, no par value	19,540.00	$6.77
2/21/2008	Common Stock, no par value	4,340.00	$6.80
2/21/2008	Common Stock, no par value	19,540.00	$6.83
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.73
2/22/2008	Common Stock, no par value	4,340.00	$6.76
2/22/2008	Common Stock, no par value	4,340.00	$6.77
2/22/2008	Common Stock, no par value	6,510.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.70
2/22/2008	Common Stock, no par value	10,860.00	$6.69
2/25/2008	Common Stock, no par value	5,690.00	$6.67
2/25/2008	Common Stock, no par value	4,340.00	$6.87
2/25/2008	Common Stock, no par value	4,340.00	$6.86
2/25/2008	Common Stock, no par value	4,340.00	$6.91
2/25/2008	Common Stock, no par value	4,340.00	$6.80
2/25/2008	Common Stock, no par value	4,340.00	$6.77
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.78
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.83
2/25/2008	Common Stock, no par value	10,860.00	$6.93
2/25/2008	Common Stock, no par value	4,340.00	$6.95
2/26/2008	Common Stock, no par value	4,340.00	$7.03
2/26/2008	Common Stock, no par value	4,340.00	$7.08
2/27/2008	Common Stock, no par value	5,820.00	$7.21
2/27/2008	Common Stock, no par value	4,340.00	$7.17
2/28/2008	Common Stock, no par value	162,630.00	$7.34
2/28/2008	Common Stock, no par value	43,430.00	$7.34
2/29/2008	Common Stock, no par value	100,740.00	$7.36
2/29/2008	Common Stock, no par value	186,050.00	$7.36
3/3/2008	Common Stock, no par value	283,240.00	$7.41
3/3/2008	Common Stock, no par value	9,450.00	$7.51
3/4/2008	Common Stock, no par value	205,750.00	$7.50
3/4/2008	Common Stock, no par value	63,130.00	$7.50
3/4/2008	Common Stock, no par value	56,340.00	$7.46
3/5/2008	Common Stock, no par value	228,650.00	$7.74
3/5/2008	Common Stock, no par value	82,070.00	$7.72
3/5/2008	Common Stock, no par value	25,650.00	$7.76
3/6/2008	Common Stock, no par value	153,290.00	$7.67
3/6/2008	Common Stock, no par value	61,910.00	$7.65
3/6/2008	Common Stock, no par value	17,100.00	$7.67
3/7/2008	Common Stock, no par value	132,430.00	$7.91
3/7/2008	Common Stock, no par value	72,710.00	$7.89
3/10/2008	Common Stock, no par value	167,280.00	$7.86
3/10/2008	Common Stock, no par value	32,060.00	$7.93
3/10/2008	Common Stock, no par value	106,860.00	$7.91
3/11/2008	Common Stock, no par value	75,660.00	$8.02
3/11/2008	Common Stock, no par value	44,160.00	$7.95
3/11/2008	Common Stock, no par value	8,550.00	$7.95
3/11/2008	Common Stock, no par value	149,628.00	$8.01
3/12/2008	Common Stock, no par value	82,740.00	$8.29
3/12/2008	Common Stock, no par value	90,260.00	$8.31
3/12/2008	Common Stock, no par value	33,000.00	$8.32
3/12/2008	Common Stock, no par value	2,140.00	$8.20
3/12/2008	Common Stock, no par value	70,190.00	$8.26
3/13/2008	Common Stock, no par value	72,160.00	$8.25
3/13/2008	Common Stock, no par value	56,080.00	$8.30
3/13/2008	Common Stock, no par value	8,550.00	$8.20
3/14/2008	Common Stock, no par value	117,710.00	$8.400
3/14/2008	Common Stock, no par value	35,390.00	$8.38
3/14/2008	Common Stock, no par value	10,690.00	$8.35
3/17/2008	Common Stock, no par value	30,350.00	$8.50
3/17/2008	Common Stock, no par value	52,710.00	$8.47
3/17/2008	Common Stock, no par value	6,410.00	$8.55
3/18/2008	Common Stock, no par value	31,830.00	$8.61
3/18/2008	Common Stock, no par value	176,260.00	$8.55
3/18/2008	Common Stock, no par value	62,550.00	$8.56
3/18/2008	Common Stock, no par value	8,570	$8.51
3/19/2008	Common Stock, no par value	130,670	$8.79
3/19/2008	Common Stock, no par value	104,250	$8.74
3/19/2008	Common Stock, no par value	142,590	$8.83
3/20/2008	Common Stock, no par value	4,630.00	$8.71
3/20/2008	Common Stock, no par value	10,710.00	$8.75
3/20/2008	Common Stock, no par value	10,710.00	$8.75
3/20/2008	Common Stock, no par value	42,840.00	$8.75
3/20/2008	Common Stock, no par value	68,030.00	$8.80
3/20/2008	Common Stock, no par value	10,710.00	$8.81
3/20/2008	Common Stock, no par value	64,260.00	$8.83
3/20/2008	Common Stock, no par value	10,710.00	$8.84
3/20/2008	Common Stock, no par value	21,420.00	$8.84
3/20/2008	Common Stock, no par value	140,650.00	$8.85
3/20/2008	Common Stock, no par value	10,710.00	$8.85
3/20/2008	Common Stock, no par value	77,750.00	$8.85
3/20/2008	Common Stock, no par value	53,550.00	$8.86
3/20/2008	Common Stock, no par value	4,280.00	$8.87
3/20/2008	Common Stock, no par value	13,710.00	$8.88
3/20/2008	Common Stock, no par value	7,710.00	$8.96
3/20/2008	Common Stock, no par value	21,420.00	$8.98
3/24/2008	Common Stock, no par value	2,570	$9.14

Exhibit C

OBREM CAPITAL MANAGEMENT, L.L.C.

VIA FACSIMILE AND REGISTERED MAIL

Micrel, Incorporated
c/o General Counsel
2180 Fortune Drive
San Jose, CA 95131
USA
Attention	Mr. Raymond D. Zinn, Chief Executive Officer and Chairman of the Board of Directors
Mr. Richard D. Crowley, Jr., Vice President, Finance and Chief Financial Officer
Mr. Vince Tortolano, Vice President, General Counsel and Secretary

March 25, 2008

Dear Sirs:

The undersigned shareholders (the “Holders”) of Micrel, Incorporated (the “Company”) hold in the aggregate approximately 10.7 million of the Company’s common shares entitled to vote at meetings of shareholders, which represent approximately 14.9% of the total number of issued and outstanding common shares of the Company.

Pursuant to Article 2.3 of the Company’s amended and restated bylaws (the “Bylaws”), shareholders holding common shares in the aggregate entitled to cast not less than 10% of the votes at a shareholder meeting are entitled to call a special meeting of shareholders at any time.

In accordance with Article 2.3 of the Company’s Bylaws, the Holders hereby request that the Company call a special meeting of shareholders (the “Special Meeting”) to be held on May 20th, 2008 at 4:00 p.m. in the City of New York.

The business to be transacted at the Special Meeting shall include the following:

1.	The removal of the Company’s five current directors pursuant to Article 3.4 of the Company’s Bylaws;

2.
The amendment of Article 3.2 (b) of the Company’s Bylaws to permit holders of a majority of the outstanding shares entitled to vote to set the exact number of directors of the Company within the range of Article 3.2 (a);

3.	The establishment of the exact number of directors of the Company at six;

4.
The election of the six individuals named below in accordance with Article 3.5 of the Company’s Bylaws to fill the vacancies created by the removal of the existing Board and the increase in the size of the board to six members; and

5.	The rescission and cancellation of the Company’s Shareholder Rights Plan that was reported to have been adopted by the Company’s Board on March 24, 2008.

Set forth below are the names and biographical information of the six individuals nominated for election to the Company’s board of directors:

Bill Bradford, 44. Mr. Bradford has over 21 years experience in senior sales and marketing roles in the semiconductor industry. Mr. Bradford is a co-founder and General Partner of Saguaro Ventures, an investment firm focused on early-stage semiconductor and electronics companies. Prior to Saguaro, Mr. Bradford was Senior Vice President of Global Sales at Freescale Semiconductor (“Freescale”) from 2006 - 2007, where he led an 800 person global sales organization that generated $6bn in revenues. Prior to Freescale, Mr. Bradford was Senior Vice President of Sales and Marketing at ON Semiconductor from 2002 - 2006, where he ran the sales and marketing team of a global sales organization with $1.2bn in annual sales. From 1991 - 2002 Mr. Bradford worked in progressively more senior sales and marketing roles at Cypress Semiconductor, including running a 150 person European sales force. Mr. Bradford began his career at Texas Instruments in 1986. Mr. Bradford has a BS in Electrical Engineering from the Rose-Hulman Institute of Technology and an MS in Management from the University of Alabama.

Keith R. Gollust, 62. Mr. Gollust has been an investor for over 30 years. Along with Paul Tierney, Mr. Gollust is a founding partner of Gollust, Tierney, and Oliver, a private investment firm founded in 1978. Mr. Gollust also was a Managing Director of Caxton Associates, L.L.C., a hedge fund firm, from 2003 -2004. Mr. Gollust is Chairman of the Board of Synta Pharmaceuticals, a public pharmaceutical company with a diverse pipeline of drugs targeting large therapeutic markets. He is also a member of the Advisory Board of Blackstone Alternative Asset Management, a Director of The Juilliard School, and a member of the Advisory Council of the Princeton University Department of Astrophysics. Mr. Gollust has a BA from Princeton University and an MSIA from Carnegie Mellon University.

Eric Gomberg, 36. Mr. Gomberg is a Senior Investment Analyst at Obrem Capital Management (“Obrem”), which he joined at inception in 2007. Prior to Obrem, Mr. Gomberg was a Managing Director and Senior Semiconductor Analyst at Thomas Weisel Partners (“TWP”), which he joined at inception in January 1999. Mr. Gomberg covered Intersil, Linear, Maxim, Texas Instruments and other leading analog companies. In 2005, he started the now-annual TWP Power Conference, the first industry investment conference focused solely on semiconductor power management. Prior to TWP, Mr. Gomberg was an Associate in the research department of BT Alex. Brown, and an Associate in the investment banking department of Cowen and Co. Mr. Gomberg has a BS from the Wharton School at the University of Pennsylvania and an MBA from the University of Chicago Graduate School of Business.

Ben Goren, 39. Mr. Goren has 18 years of financial advisory and investment experience. Mr Goren is a Principal at GCG Capital (“GCG”) where he provides strategic advisory services for management buyouts, capital raises and organizational restructurings. Prior to GCG, from 2004 – 2006, Mr. Goren was a Principal and Managing Director of BBK, Ltd. (“BBK”), an international business advisory firm focused on financial, strategic, and operational restructuring. Prior to BBK, from 2002 – 2004, Mr. Goren was a director with Huron Consulting Group (“Huron”), where he worked with the firm’s Corporate Advisory Services group, assisting companies facing financial and operational distress. Prior to Huron, from 1999 - 2002, Mr. Goren was a Managing Director with Houlihan Smith & Company (“Houlihan”), a boutique investment bank, where he focused on mergers and acquisitions advisory work. Prior to Houlihan, Mr. Goren worked at several other advisory and investment firms. Mr. Goren has direct experience in the semiconductor arena, having worked with ChipPAC on a number of assignments while at Houlihan and at Huron. Mr. Goren has a BA from Pitzer College and an MBA from the University of Chicago Graduate School of Business.

Keith M. Kolerus, 62. Mr. Kolerus has almost 40 years of leadership experience in the semiconductor and distribution industries. From 2003 - 2008 Mr. Kolerus was Chairman of the Board of ACI Electronics, a semiconductor distribution roll-up, which was sold in 2008 to Arrow Electronics. Since 1998, Mr. Kolerus has been involved in several semiconductor start-ups in addition to his work at ACI.  From 1973 - 1998 Mr. Kolerus worked at National Semiconductor (“National”) where he was Chairman of the Board of National Semiconductor Japan Ltd. from 1995 - 1998, and President of the division from 1992 - 1995. Mr. Kolerus served on National’s Management Committee from 1990 - 1998. Prior to National, Mr. Kolerus worked in sales at Fairchild Semiconductor from 1970 - 1973, and began his career as a design engineer at Motorola in 1968. Mr. Kolerus has a BS in Engineering from Vanderbilt and an MBA from the University of Loyola. Mr. Kolerus also serves on the Board of Directors of Agilysis.

Andrew Rechtschaffen, 30. Mr. Rechtschaffen is the founder and Managing Member of Obrem Capital Management. Prior to founding Obrem in March 2007, Mr. Rechtschaffen was a Managing Director in the Principal Strategies Group of Citadel Investment Group from 2005 – 2006. Prior to joining Citadel, Mr. Rechtschaffen was a Managing Member of Greenlight Capital, a $5 billion value-oriented investment firm, where he worked from 2002 - 2005. Prior to Greenlight, Mr. Rechtschaffen was an Associate in the Investment Banking division at Morgan Stanley, focusing on mergers and acquisitions. Mr. Rechtschaffen has a BS and an MBA from the Wharton School at the University of Pennsylvania.

Sincerely,

/s/ Andrew Rechtschaffen
Andrew Rechtschaffen
Managing Member, Obrem Capital Management

Obrem Capital Management, LLC

/s/ Andrew Rechtschaffen
By: Andrew Rechtschaffen, its managing member

Obrem Capital (GP), LLC

/s/ Andrew Rechtschaffen
By: Andrew Rechtschaffen, its managing member

Obrem Capital Offshore Master, L.P.
By its general partner, Obrem Capital (GP), LLC

/s/ Andrew Rechtschaffen
By: Andrew Rechtschaffen, its managing member

Obrem Capital (QP), L.P.
By its general partner, Obrem Capital (GP), LLC

/s/ Andrew Rechtschaffen
By: Andrew Rechtschaffen, its managing member

cc:	Michael J. Callahan
David W. Conrath
Neil J. Miotto
Frank W. Schneider